EXHIBIT 99

















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       INTERSHOP ANNOUNCES PRELIMINARY RESULTS FOR THE FOURTH QUARTER 2000


SAN  FRANCISCO/HAMBURG,  JANUARY 1, 2001 - INTERSHOP  Communications AG (NASDAQ:
ISHP; Neuer Markt: ISH), a leading provider of sell-side e-business applications, today announced the preliminary financial outlook for the fourth quarter of 2000, ending December 31, 2000.

Intershop is reducing revenue and earnings expectations for the fourth quarter of 2000. Preliminary and unaudited fourth quarter results now indicate revenues in the range of Euro 28 to Euro 30 million. Net loss for the fourth quarter is expected to be in the range of Euro 30 to Euro 32 million, which would represent a net loss per share in the range of Euro 0.36 to Euro 0.38. License revenue for the fourth quarter is expected to come to approximately Euro 15 to 16 million, revenue from services is forecasted to be in the range from Euro 13 to 14 million. For the full year 2000, the company expects to report revenues in the range of Euro 121 to Euro 123 million. The net loss for fiscal 2000 is expected to be in the range of Euro 37 to Euro 39 million, reflecting a net loss per share in the range of Euro 0.44 to Euro 0.47.

The current shortfall is primarily related to the global slowdown in IT purchasing patterns and the lengthening of sales cycles that have pushed companies' anticipated fourth quarter e-commerce capital expenditures into 2001. The Company believes that the lower fourth quarter demand is not related to competitive pressures or the longer-term prospects for e-business software vendors. INTERSHOP CFO Wilfried Beeck stated, "We are disappointed with the results for the fourth quarter of 2000. Several multi-million dollar sales opportunities that we expected to close in late 2000 have been postponed until 2001, especially in the U.S. where we continue to ramp up our sales capabilities. While we've seen continuous growth in Europe, especially in Germany and the UK, revenues in the US and Asia suffered significantly from a market wide softening in technology spending. Although our fourth quarter results are disappointing, we are pleased with full-year revenue growth of approximately 165 percent over 1999. This revenue growth is much higher than the 100 percent growth we had expected at the beginning of the year 2000."

CEO Stephan Schambach stated, "We believe that companies will re-launch their e-commerce investments during 2001 and we are well positioned in this market. Our industry-leading sell-side application Enfinity highlights the strength of our product offering, having recently been ranked the number one e-commerce platform by Forrester-Research. Our world-class customer base of over 3,000 global clients, strong partnerships, as well as our international presence, remain a strong foundation for long-term growth. Despite the recent softening in IT spending, our product offering remains well suited to our clients' needs. Our entire management team is now focused on improving the effectiveness of our sales organization and to bring expenses in line with revenue projections."


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These statements are based on preliminary  financial  results.  The Company will hold a conference call (with audio webcast at http://www.intershop.com) with CFO Wilfried Beeck to discuss additional details regarding the Company's revised outlook. The conference call is scheduled for Tuesday, January 2, 2001, 06:00 p.m. CET/ 12:00 p.m. EST. INTERSHOP will release complete financial results for the fourth quarter and the full year ended December 31, 2000, by January 31, 2001.

ABOUT INTERSHOP
INTERSHOP Communications is a leading provider of e-business applications for enterprises selling through multiple channels. INTERSHOP's feature-rich e-business applications enable companies to sell direct, through distributors and marketplaces, and integrate with brick and mortar operations. Specifically designed to support the many ways that organizations sell, INTERSHOP's solutions can be quickly implemented and seamlessly integrated into existing systems, both internal and external, including other businesses, hubs, marketplaces and exchanges. INTERSHOP provides applications and solutions to some of the world's largest enterprises, including Hewlett-Packard, Intel, Motorola, Shell and Time Warner. Founded in 1992, INTERSHOP is headquartered in San Francisco with offices in the U.S., Australia, Brazil, Canada, Finland, France, Germany, Hong Kong, Japan, Korea, Sweden, Singapore, Taiwan and the United Kingdom and can be found on the World Wide Web at HTTP://WWW.INTERSHOP.COM.

                                      # # #

This press release may contain forward-looking statements regarding future events or the future financial and operational performance of INTERSHOP. Actual events or performance may differ materially from those contained or implied in such forward-looking statements. Risks and uncertainties that could lead to such difference could include, among other things: INTERSHOP's limited operating history, the unpredictability of future revenues and expenses and potential fluctuations in revenues and operating results, consumer trends, the level of competition, seasonality, the timing and success of international expansion efforts, risks related to electronic security, possible governmental regulation, and the ability to manage a rapidly growing business. Additional information regarding factors that potentially could affect INTERSHOP's business, financial condition and operating results is included in INTERSHOP's filings with the Securities and Exchange Commission, including in the prospectus dated September 28, 2000, relating to INTERSHOP's public offering of common stock.

EUROPEAN INVESTOR RELATIONS CONTACT:
Dr. John Lange
Director of Investor Relations
INTERSHOP Communications AG
Amsinckstra(beta)e 57
D-20097 Hamburg
Germany
Phone +49-40-23709-128/-137
Investorrelations@intershop.de


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U.S. INVESTOR RELATIONS CONTACT:
Amy Shoffner
INTERSHOP Communications, Inc.
303 2nd Street, 10th Floor North Tower
San Francisco, CA 94107
Phone +1-415-844-1555
a.shoffner@intershop.com

U.S. PRESS CONTACT:
Kathleen O'Boyle
Vice President of Corporate Communications
INTERSHOP Communications, Inc.
303 2nd Street, 10th Floor North Tower
San Francisco, CA 94107
Phone +1-415-844-3796
k.oboyle@intershop.com








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